GOLDCORP INC.

NEWS RELEASE

OPTIONS LISTED ON MONTREAL AND PACIFIC EXCHANGES
VISIBILITY AND LIQUIDITY FURTHER INCREASED

Toronto, June 5, 2002 — GOLDCORP (GG: NYSE; G: TSX) is pleased to announce that options on The Company have been listed for trading on two additional stock exchanges. Effective May 30, 2002 the Pacific Exchange (PCX) in San Francisco began trading options on Goldcorp under the symbol GG, and effective June 3, 2002 the Montreal Exchange (MX) also began trading options on The Company under the symbol G.

These very welcome events should continue to increase our market visibility and liquidity, which is of direct benefit to Goldcorp shareholders. The Pacific Exchange was founded in 1882 and is the 3rd largest stock options exchange in the USA and one of the world’s leading derivatives markets, trading options on more than 1,200 stocks. The Montreal Exchange was the first Canadian exchange to list equity options and establish a major futures market. Goldcorp and its shareholders have already benefited from the listing of options on two other highly visible and prestigious exchanges — the Chicago Board of Options Exchange (CBOE) and the American Stock Exchange (AMEX).

Investors have three ways to participate in Goldcorp’s growth: 1) purchase shares listed on the New York (NYSE) and Toronto (TSX) Stock Exchanges: 2) purchase options of Goldcorp trading on the AMEX, CBOE, PCX and MX exchanges: and 3) purchase warrants listed on the Toronto Stock Exchange (TSX) under the symbols G.WT and G.WT.U.

The Company’s market visibility has also been enhanced as Goldcorp has become a member of an increasing number of well known indices. Goldcorp is now part of the following indices: The TSX’s S&P/TSX Canadian Mid Cap Index and the Canadian Gold Index; The FTSE London Gold Mines Index; The Philadelphia Stock Exchange’s Gold Index (XAU); The AMEX’s Gold Bugs Index (HUI); and the Barron’s Gold Mines Index (GMI).

In 2001, Goldcorp was the most profitable North American gold company, on a per share basis. Its Red Lake mine is believed to be the richest gold mine in the world. The company is in excellent financial condition, with no debt and positive free cash flow and earnings. Goldcorp is North America’s largest unhedged gold company, which allows its shareholders to participate fully in a rising gold price environment. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX) and the Chicago Board of Options Exchange (CBOE).

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development Telephone: (416) 865-0326 Facsimile: (416) 361-5741 Email: cbradbrook@goldcorp.com	Goldcorp Inc. 145 King Street West, Suite 2700 Toronto, Ontario Canada M5H 1J8

General enquiries: (800) 813-1412 (Canada and United States)	Email: info@goldcorp.com Website: www.goldcorp.com